SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mead Johnson Nutrition Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

582839106

(CUSIP Number)

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

Attn: General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 582839106

1	Names of Reporting Persons Identification Nos. of Above Persons (entities only) Bristol-Myers Squibb Company 22-0790350
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☒
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power 42,344,571 shares of Class A common stock*
8 Shared Voting Power –0–
9 Sole Dispositive Power 42,344,571 shares of Class A common stock*
10 Shared Dispositive Power –0–

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,344,571 shares of Class A common stock*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 55.1%
14	Type of Reporting Person CO

*

As described in Items 3 and 4 below, upon the closing of the initial public offering (the “Offering) by Mead Johnson Nutrition Company, a Delaware corporation, of shares of its Class A common stock (the “Class A Common Stock”), the Reporting Person beneficially owns 42,344,571 shares of Class A Common Stock and through its wholly-owned subsidiary, E.R. Squibb & Sons, L.L.C., beneficially owns 127,655,429 shares of Class B common stock (the “Class B Common Stock”). The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis, at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events, as discussed in Item 6 below.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Class A Common Stock of Mead Johnson Nutrition Company, a Delaware corporation (the “Issuer”), with principal executive offices at 2400 West Lloyd Expressway, Evansville, Indiana 47721-0001.

Item 2.	Identity and Background.

This Schedule 13D relates to Bristol-Myers Squibb Company, a Delaware corporation (the “Reporting Person”), with its principal executive offices at 345 Park Avenue, New York, New York 10154. The Reporting Person is principally engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceuticals and related health care products.

The name, principal occupation or employment and principal business address and citizenship of each director and executive officer of the Reporting Person are as set forth on Schedule A.

On August 4, 2004, the Reporting Person entered into a final settlement with the Securities and Exchange Commission (the “SEC”), concluding an investigation concerning certain wholesaler inventory and accounting matters. The settlement was reached through a consent (the “Consent”), a copy of which was attached as Exhibit 10 to the Reporting Person’s quarterly report on Form 10-Q for the period ended September 30, 2004. Under the terms of the Consent, the Reporting Person agreed, subject to certain defined exceptions, to limit sales of all products sold to its direct customers (including wholesalers, distributors, hospitals, retail outlets, pharmacies and government purchasers) based on expected demand or on amounts that do not exceed approximately one month of inventory on hand, without making a timely public disclosure of any change in practice. The Reporting Person also agreed in the Consent to certain measures that it has implemented including: (a) establishing a formal review and certification process of its annual and quarterly reports filed with the SEC; (b) establishing a business risk and disclosure group; (c) retaining an outside consultant to comprehensively study and help re-engineer the Reporting Person’s accounting and financial reporting processes; (d) publicly disclosing any sales incentives offered to direct customers for the purpose of inducing them to purchase products in excess of expected demand; and (e) ensuring that the Reporting Person’s budget process gives appropriate weight to inputs that come from the bottom to the top, and not just from the top to the bottom, and adequately documenting that process.

On June 11, 2007, the Reporting Person resolved an investigation by the Antitrust Division of the U.S. Department of Justice (DOJ) into the proposed settlement of the PLAVIX* patent litigation by pleading guilty to two counts of violating 18 U.S.C Sec. 1001 (relating to false statements to a government agency) (the Plea) and paid a fine of $1 million. As part of the Plea, the Reporting Person acknowledged that a former Reporting Person senior executive made oral representations to Apotex for the purpose of causing Apotex to conclude that the Reporting Person would not launch an authorized generic in the event that the parties reached a final revised settlement agreement. Those representations included the former senior executive’s statement that he expected to oppose personally the launch of an authorized generic in the future, his statement that he expected to advocate against such a launch, and his implied suggestion that the Reporting Person’s former Chief Executive Officer (CEO) shared his views. The failure to disclose this information to the FTC in connection with the FTC’s review of the Modified Agreement operated as incomplete and therefore false statements to the FTC. The Reporting Person also acknowledged its responsibility for the conduct of the former senior executive.

In addition, on September 28, 2007, the Reporting Person, the Department of Justice (the “DOJ”) and the Office of the U.S. Attorney for the District of Massachusetts finalized an agreement (the “Settlement Agreement”) in principle to settle several investigations involving the Reporting Person’s drug pricing, sales and marketing activities. The Settlement Agreement, which provided for a civil resolution, resolved matters that had been actively investigated by and discussed with the DOJ and the U.S. Attorney for the District of Massachusetts over a number of years, including matters relating to (a) the pricing for certain products sold several years ago by a subsidiary of the Reporting Person, which had been reimbursed by governmental health care programs; (b) financial relationships between that subsidiary and certain customers and other entities; (c) certain consulting programs; (d) the promotion of ABILIFY* for unapproved indications; (e) the calculation of certain Medicaid rebates for SERZONE (nefazodone hydrochloride); and (f) the pricing for certain of the Reporting Company’s products reimbursed by governmental health care programs. There were no criminal charges against the Reporting Person with respect to those matters. Pursuant to the Settlement Agreement, the Reporting Person agreed to pay $499 million plus interest to resolve the Federal and State claims, resulting in a total amount of approximately $516 million as of the settlement date.

Other than the Consent, the Plea and the Settlement Agreement described above, in the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the individuals set forth on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any action as a result of which it or such individual is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Offering, the Issuer was a wholly-owned subsidiary of the Reporting Person, engaged in the development, manufacturing, marketing, distribution and sale of pediatric nutrition products. Prior to the closing of the Offering, the Reporting Person contributed certain assets and liabilities to the Issuer for 127,655,429 shares of Class B Common Stock and 42,344,571 shares of Class A Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis, at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events, as discussed in Item 6 below.

In connection with the Offering, the underwriters were granted the right to purchase up to 4,500,000 shares of Class A Common Stock from the Issuer solely to cover over-allotments. The underwriters exercised this over-allotment option on February 13, 2009.

Item 4.	Purpose of the Transaction.

The Reporting Person acquired the Issuer’s securities as part of the transaction described in Item 3 above.

The Reporting Person beneficially owns 127,655,429 shares of Class B Common Stock and 42,344,571 shares of Class A Common Stock. Each share of Class B Common Stock has ten votes per share and each share of Class A Common Stock has one vote per share. The Reporting Person currently holds shares of Class A Common Stock and Class B Common Stock representing 97.5% of the voting power of the Issuer’s capital stock. Due to the level of its ownership of voting stock, the Reporting Person has the ability to exercise substantial control and influence over the Issuer’s management and affairs.

The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis, at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events, as discussed in Item 6 below.

As of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Person or its affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Class A Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Class A Common Stock now owned or hereafter acquired by them to one or more purchasers:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•

any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure;

•	changes in the Issuer’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

The Reporting Person, through its control of the Issuer and its subsidiaries, will be able to prevent the Issuer and its subsidiaries from taking certain significant actions. These actions include:

•	certain acquisitions, borrowings and capital expenditures by the Issuer or its subsidiaries;

•	issuances of equity interests in the Issuer or its subsidiaries; and

•	certain dispositions of equity interests in, or assets of, the Issuer or the Issuer’s subsidiaries.

Item 5.	Interest in the Securities of the Issuer.

(a) The Reporting Person beneficially owns 42,344,571 shares of Class A Common Stock, representing approximately 55.1% of the outstanding shares of Class A Common Stock. The Reporting Person also beneficially owns 127,655,429 shares of Class B Common Stock, representing 100% of the outstanding shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis, at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events, as discussed in Item 6 below. On an as-converted basis, the Reporting Person is the beneficial owner of 97.5% of the voting power of the Issuer’s capital stock.

(b) The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares of Class A Common Stock and Class B Common Stock owned by the Reporting Person.

(c) Except as described herein, the Reporting Person has not effected any transactions in the shares of Class A Common Stock during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock beneficially owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights

Pursuant to a Registration Rights Agreement dated February 17, 2009, the Reporting Person has the right, subject to certain terms and conditions, to require the Issuer, on up to three separate occasions following the consummation of the Offering, to register under the Act shares of Class A Common Stock, including shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock, held by the Reporting Person and its affiliates for offer and sale to the public (including by way of underwritten public offering) and incidental or “piggyback” rights permitting participation in certain registrations of common stock by the Issuer.

Voting Power

The Reporting Person beneficially owns indirectly all of the outstanding shares of Class B Common Stock. Each share of Class B Common Stock entitles the holders thereof to ten votes on matters presented to stockholders, while each share of Class A Common Stock entitles the holder thereof to only one vote on such matters. The Reporting Person currently holds shares of Class A Common Stock and Class B Common Stock representing 97.5% of the voting power of the Issuer’s capital stock. Due to the level of its ownership of voting stock, the Reporting Person has the ability to exercise substantial control and influence over the Issuer’s management and affairs.

Conversion of Shares of Class B Common Stock

Shares of Class B Common Stock may be converted into shares of Class A Common Stock at any time at the election of the Reporting Person. In addition, each share of Class B Common Stock will be automatically converted into a share of Class A Common Stock, subject to certain exceptions, if, (a) a share of Class B Common Stock is transferred to a person other than the Reporting Person or a subsidiary of the Reporting Person or (b) the aggregate number of outstanding shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person and its affiliates falls below 20% of the aggregate number of outstanding shares of the then outstanding common stock.

Item 7.	Materials to be Filed as Exhibits.

Form of Registration Rights Agreement (filed as Exhibit 10.22 as part of Amendment No. 1 to the Issuer’s Registration Statement on Form S-1, filed with the Commission on January 14, 2009 (File No. 333-156298) and incorporated by reference herein in its entirety.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2009

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Sandra Leung
Name:	Sandra Leung
Title:	Senior Vice President and General Counsel

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF BRISTOL-MYERS SQUIBB COMPANY

Name	Position with Bristol- Myers Squibb Company	Principal Business Address	Citizenship	Present Principal Occupation
Lamberto Andreotti	Executive Officer	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	Italy	Executive Vice President and Chief Operating Officer, Worldwide Pharmaceuticals

Joseph Caldarella	Executive Officer	Bristol-Myers Squibb Company, Route 206 & Provinceline Road, Lawrenceville, NJ 08543	USA	Vice President and Corporate Controller

Lewis B. Campbell	Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Chairman of the Board of Directors, President and Chief Executive Officer of Textron Inc.

John E. Celentano	Executive Officer	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Senior Vice President, Strategy and Productivity Transformation

James M. Cornelius	Executive Officer and Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Chairman of the Board of Directors and Chief Executive Officer

Brian Daniels	Executive Officer	Bristol-Myers Squibb Company, Route 206 & Provinceline Road, Lawrenceville, NJ 08543	USA	Senior Vice President, Global Development and Medical Affairs

Louis J. Freeh	Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	President of Freeh Group International Solutions, LLC and Managing Partner Freeh Sullivan Sporkin, LLP

Laurie H. Glimcher, M.D.	Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Irene Heinz Given Professor of Immunology at the Harvard School of Public Health and Professor of Medicine at Harvard Medical School

Michael Grobstein	Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Retired

Anthony C. Hooper	Executive Officer	Bristol-Myers Squibb Company, Route 206 & Provinceline Road, Princeton, NJ 08540	USA	President, U.S. Pharmaceuticals

Jean-Marc Huet	Executive Officer	Bristol-Myers Squibb Company, Route 206 & Provinceline Road, Lawrenceville, NJ 08543	Netherlands	Senior Vice President and Chief Financial Officer

Leif Johansson	Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	Sweden	President of AB Volvo and Chief Executive Officer of the Volvo Group

Alan J. Lacy	Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Senior Advisor to Oak Hill Capital Partners, L.P.

Sandra Leung	Executive Officer	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Senior Vice President and General Counsel

Anthony A. McBride	Executive Officer	Bristol-Myers Squibb Company, Route 206 & Provinceline Road, Lawrenceville, NJ 08543	USA	Senior Vice President, Human Resources

Carlo de Notaristefani	Executive Officer	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	Italy	President, Technical Operations

Vicki L. Sato, Ph.D.	Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Professor of management practice at the Harvard Business School and Professor of molecular and cell biology at Harvard University

Elliott Sigal, M.D., Ph.D.	Executive Officer	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Executive Vice President, Chief Scientific Officer and President, Research and Development

Togo D. West, Jr.	Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Chairman of the Board of Directors of TLI Leadership Group and Chairman of the Board of Directors of Noblis, Inc.

R. Sanders Williams, M.D.	Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Senior Vice Chancellor for Academic Affairs at Duke University Medical Center

Robert T. Zito	Executive Officer	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Senior Vice President, Corporate and Business Communications and Chief Communications Officer